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EXHIBIT 21.01

LIST OF SUBSIDIARIES

Direct Subsidiaries
Entity	Jurisdiction of Incorporation
Ocular Sciences Puerto Rico, Inc.	Delaware
Sunsoft, Inc.	New Mexico
Ocular Sciences Canada, Inc.	Province of New Brunswick
Precision Lens Manufacturing Technology, Inc.	Barbados
Ocular Sciences Australia Pty Ltd.	Australia
Indirect Subsidiaries
Entity	Jurisdiction of Incorporation
Ocular Sciences Hungary Ltd.	Budapest, Hungary
Ocular Sciences Limited	United Kingdom
Ocular Sciences UK Limited	United Kingdom
Sidecastle Limited	Ireland
Ocular Sciences Cayman Island Corp.	Cayman Island
Ocular Sciences—SAS	France
Ocular Sciences—BV	Netherlands
Ocular Sciences—GmbH	Germany
Ocular Sciences—Sarl	Switzerland
Ocular Sciences—ApS	Denmark
Ocular Sciences—Srl	Italy
Ocular Sciences—KK	Japan

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LIST OF SUBSIDIARIES